

August 24, 2020

Christopher Eperjesy
Chief Financial Officer
Cooper Tire & Rubber Company
701 Lima Avenue
Findlay, Ohio 45840

>   **Re: Cooper Tire & Rubber Company**
>   **Form 10-K for the Fiscal Year Ended December 31, 2019**
>   **Filed February 24, 2020**
>   **File No. 001-04329**

Dear Mr. Eperjesy:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing